Exhibit 99.2

June 16, 2023

VIA SEDAR

The Canadian Securities Administrators in each province and territory

The Toronto Stock Exchange

NexGen Energy Ltd. - Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the 2023 Annual General and Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of NexGen Energy Ltd. (the “Corporation”) held on June 15, 2023.

Common Shares represented at the Meeting:	329,424,392
Total issued and outstanding Common Shares at the record date:	487,280,586
Percentage of issued and outstanding Common Shares represented:	67.60%

Business of the Meeting

1.	Fixing the Number of Directors at ten. The shareholders approved by a show of hands the number of directors to be fixed at ten. Proxies were received as follows:

For the motion:	327,037,726 (99.28%)
Against the Motion:	2,386,665 (0.72%)
Total Shares Voted:	329,424,391 (67.60% of shares issued & outstanding as at the record date)

2.	Election of Directors. The shareholders voted by way of ballot and the following nominees were elected as directors to serve until their successors are duly elected or appointed:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Leigh Curyer	300,430,103	98.85%	3,488,795	1.15%
Christopher McFadden	237,509,529	78.15%	66,409,369	21.85%
Richard Patricio	178,733,702	58.81%	125,185,196	41.19%
Trevor Thiele	193,744,239	63.75%	110,174,659	36.25%
Warren Gilman	242,955,438	79.94%	60,963,460	20.06%
Sybil Veenman	208,521,968	68.61%	95,396,930	31.39%
Karri Howlett	299,962,069	98.70%	3,956,829	1.30%
Brad Wall	267,978,119	88.17%	35,940,779	11.83%
Don Roberts	298,283,399	98.15%	5,635,499	1.85%
Ivan Mullany	302,016,174	99.37%	1,902,723	0.63%

3.	Appointment of Auditors. The shareholders approved by a show of hands the re-appointment of KPMG LLP as auditors of the Corporation until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration. Proxies were received as follows:

For the motion:	328,370,938 (99.68%)
Withheld/Abstain:	1,053,453 (0.32%)
Total shares voted:	329,424,391 (67.60% of shares issued & outstanding as at the record date)

4.	Continuation of Shareholder Rights Plan. The shareholders approved by a show of hands the continuation of the Corporation’s amended shareholder rights plan. Proxies were received as follows:

For the motion:	301,471,796 (99.19%)
Against:	2,447,101 (0.81%)
Total shares voted:	303,918,897 (62.37% of shares issued & outstanding as at the record date)

NexGen Energy Ltd.

By:	“Gillian McCombie”

Vice-President, Human Resources & Corporate Secretary